EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

1.	CDKnet, LLC, a limited liability company organized under the laws of the State of New York.

2.	Creative Technology, LLC, a limited liability company organized under the laws of the State of New York.

3.	CDK Financial Corp. (F/K/A ValueFlash.com, Inc.), a Delaware corporation.

4.	Diversified Capital Holdings, LLC, a limited liability company organized under the laws of the State of Delaware.

5.	Arkados, Inc., a Delaware corporation.

6.	Arkados Wireless Technologies, Inc., a Delaware corporation.